UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                                             File No. 812-_____
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In the matter of:

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded Fund III
First Trust Advisors L.P.
and First Trust Portfolios L.P.
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Application to amend an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

All communications, notices and orders to:

First Trust Advisors L.P.                              Eric F. Fess
First Trust Exchange-Traded Fund                       Felice R. Foundos
First Trust Exchange-Traded Fund II                    Suzanne M. Russell
First Trust Exchange-Traded Fund III                   Chapman and Cutler LLP
First Trust Exchange-Traded AlphaDEX(R) Fund           111 West Monroe
First Trust Portfolios L.P.                            Chicago, IL  60603
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attn:  W. Scott Jardine

          Page 1 of 38 sequentially numbered pages (including exhibits)


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                            I. SUMMARY OF APPLICATION

A.       REQUEST FOR AMENDED ORDER

In this application (this "Application"), First Trust Exchange-Traded Fund (the "Initial Trust"), First Trust Exchange-Traded Fund II ("Trust II"), First Trust Exchange-Traded Fund III ("Trust III"), First Trust Exchange-Traded AlphaDEX(R) Fund (the "AlphaDEX(R) Trust"), First Trust Advisors L.P. (the "Advisor"), and First Trust Portfolios L.P. (the "Distributor" and, together with the Initial Trust, Trust II, Trust III, the AlphaDEX(R) Trust and the Advisor, the "Applicants") apply for and request an order (the "Amended Order") of the Securities and Exchange Commission (the "Commission") under Sections 6(c) and 17(b) of the 1940 Act to amend a prior order under Section 6(c) of the 1940 Act providing for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.(1) Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the application of First Trust Exchange-Traded Fund, et al. (File No. 812-13000) filed with the Commission on September 9, 2005 (the "Original Application"), and the application of First Trust Exchange-Traded Fund, et al. (File No. 812-13262) filed with the Commission on April 13, 2007 (the "Amended Application"; the Original Application and the Amended Application are collectively, the "Prior Applications").

As described in the Original Application, the Original Order, in relevant part, permitted the funds identified in the Original Application (the "Domestic Equity Index Funds") to invest primarily in equity securities ("Equity Securities") selected to correspond generally to the price and yield performance of a specified domestic equity securities index (a "Domestic Equity Index") and to offer exchange-traded shares ("Fund Shares") with limited redeemability. As described in the Original Application, each of these Domestic Equity Index Funds would operate as an index-based exchange-traded fund. The Original Order was amended in the Amended Application, in relevant part, to extend the relief to permit new funds based on foreign equity securities indices. As described in the Amended Application, the International Order amended the Original Order to permit, among other things, the funds identified in the Amended Application to offer additional series (the "International Equity Index Funds") that invest in certain Equity Securities selected to correspond generally to the price and yield performance of a specified underlying index that would consist of or include foreign equity securities (an "International Equity Index").(2) The Domestic Equity Index Funds and International Equity Index Funds are collectively, the "Equity Index Funds."

_______________
(1) In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (September 20, 2005) (order) (the "Original Order"), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (March 30, 2007) (notice) and 27784 (April 25, 2007) (order) (the "International Order," and the Original Order as amended by the International Order is collectively referred to as the "Prior Order").
(2) "Foreign equity security" refers to an equity security of an issuer that is domiciled outside of the U.S. and listed on the foreign equivalent of an Exchange which may or may not meet the requirements for trading in the U.S. markets.


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More specifically, with respect to the Domestic Equity Index Funds, the Original
Order permitted, among other things:

         o Fund Shares to trade on an Exchange at negotiated market prices rather than at net asset value;

         o Fund Shares to be redeemable in large aggregations only;

         o certain affiliated persons of the Domestic Equity Index Funds to buy portfolio securities from, and sell portfolio securities to, the Domestic Equity Index Funds in connection with the "in-kind" purchase and redemption of Fund Shares; and

         o sales of Fund Shares by dealers in the secondary market unaccompanied by a Prospectus when prospectus delivery is not otherwise required by the Securities Act of 1933 (the "Securities Act").

The International Order amended the Original Order to permit, among other things:

         o the International Equity Index Funds to be offered pursuant to the conditions contained in the Original Order (except for condition 1, and condition 2 (as it existed in the Original Order)), and the definition of "Underlying Index" to be amended to refer to a "specified domestic or international equity securities index" (and the definition of "Underlying Indices" to refer to "specified domestic or international equity securities indices");

         o payment or satisfaction of the Fund Shares of International Equity Index Funds to exceed seven (7) calendar days in certain circumstances;

         o  International Equity Index Funds to invest in Depositary Receipts;

         o the requested relief to be applied to certain future trusts and series;

         o  the deletion of condition 1 to the Original Order;(3)  and

         o  the revision of condition 2 to the Original Order.(4)

_______________
(3) Condition 1 to the Original Order required that the applicants would not register a future index fund by means of filing a post-effective amendment to a trust's registration statement or by any other means, unless either (i) applicants have requested and received with respect to such future index fund, either exemptive relief from the Commission or a no-action letter from the Division of Investment Management of the Commission, or (ii) the future index fund will be listed on an Exchange without the need for a filing pursuant to Rule 19b-4 under the Securities Exchange Act of 1934. Accordingly, the deletion of condition 1 to the Original Order permitted the applicants to offer funds that would operate, function and trade as exchange-traded funds without additional exemptive relief from the Commission.
(4) Condition 2 to the Original Order was revised to provide that each index fund's Prospectus or Product Description would clearly disclose that, for purposes of the 1940 Act, Fund Shares are issued by the index fund, which is a registered investment company, and the acquisition of Fund Shares by investment companies is subject to the restrictions of
     Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive


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The Prior Order extends relief only to certain funds investing in Equity
Securities selected to correspond generally to the price and yield performance of specified domestic equity securities indices ("Domestic Equity Indices") or specified international equity securities indices ("International Equity Indices"). The Applicants are submitting this Application so that one or more existing or future series (each such series, a "New Index Fund") of the Initial Trust, Trust II, Trust III, the AlphaDEX(R) Trust and any other registered investment company advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor (the Initial Trust, Trust II, Trust III, the AlphaDEX(R) Trust, and each such other registered investment company, collectively, the "Trusts" and each, a "Trust"), may invest all or a portion of their assets in fixed income securities (including, without limitation, exchange-traded notes) traded in the U.S. or non-U.S. markets (such securities, "Fixed Income Securities") selected to correspond generally to the price and yield performance of a specified domestic fixed income securities index (a "Domestic Fixed Income Index") or a specified international fixed income securities index(5) (an "International Fixed Income Index"). The Applicants also propose that the Trusts be permitted to offer New Index Funds based on a specified index comprised of (a) a blend of domestic and/or foreign Equity Securities and Fixed Income Securities or (b) a blend of domestic and/or international equity sub-indices and fixed income sub-indices (each such index, a "Blended Index"). New Index Funds based on International Fixed Income Indices are the "New International Index Funds." New Index Funds based on Blended Indices are the "New Blended Index Funds." The securities in which a New Index Fund will invest are the "Portfolio Securities." The New Index Funds and Equity Index Funds are collectively, the "Funds" and each, a "Fund." In this regard, the Applicants seek relief to amend the Prior Order as described below. The Applicants propose:

         o to permit the Trusts to offer New Index Funds pursuant to the conditions contained in the Prior Order (except that (a) condition 7 to the Prior Order will be deleted, (b) condition 2 to the Prior Order (as it currently exists as set forth in the Amended Application) will be revised to delete the reference to "Product Description" therein and (c) condition 5 to the Prior Order will be revised to delete the last sentence thereof), and in this regard, the definition of "Underlying Index" will be amended to include, in addition to a Domestic Equity Index or an International Equity Index, a Domestic Fixed Income Index, an International Fixed Income Index or a Blended Index (with conforming amendments made to the definition of "Underlying Indices");

         o to permit the Funds to invest at least 80% or 90% of their respective total assets, as disclosed in the relevant Prospectus, in the securities that comprise the relevant Underlying Index, Depositary Receipts, and investments that have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the relevant Underlying Index;

_______________
     order that permits registered investment companies to invest in the index fund beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the index fund regarding the terms of the investment.
(5) An International Fixed Income Index includes an index that consists of or includes Fixed Income Securities traded in the non-U.S. markets; in addition to Fixed Income Securities traded in the non-U.S markets, the index may also include Fixed Income Securities traded in the U.S. markets.


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         o to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the 1940 Act and revising the Prior Applications by deleting all discussions relating to such relief, including all references to the Product Description in the body of the Prior Applications and in the conditions; and

         o to amend the terms and conditions of the Prior Applications such that all representations and conditions contained in the Prior Applications and this Application that require a Fund to disclose particular information in its Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (January 13, 2009) ("Summary Prospectus Rule").

The Applicants believe that (i) with respect to the relief requested pursuant to
Section 6(c) of the 1940 Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 17(b) of the 1940 Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund; and the proposed transactions are consistent with the general purposes of the 1940 Act.

All entities that currently intend to rely on this Application are named as Applicants. Any other entity that relies on the Application in the future will comply with the terms and conditions of this Application.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

Except as specifically noted herein, all discussions contained in the Prior Applications are equally applicable to the New Index Funds, and except as described herein, the New Index Funds will be offered pursuant to the same terms, provisions and conditions of the Prior Order. Each New Index Fund, except as noted herein, will operate in a manner identical to that of the Equity Index Funds. Except as provided herein, discussions pertaining to International Equity Index Funds in the Amended Application also are equally applicable to the New International Index Funds and, to the extent applicable, the New Blended Index Funds.

B. COMPARABILITY OF RELIEF SOUGHT TO PRIOR RELIEF GRANTED BY THE COMMISSION

The Applicants assert that all of the relief requested in this Application is substantially similar to that granted by the Commission in the Prior Order. The requested relief is also substantially similar to the relief granted by the Commission to other "exchange-traded funds" whose underlying indices included Fixed Income Securities, as noted in Section IV of this Application.


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                                 II. BACKGROUND

A.       THE APPLICANTS

         1. The Initial Trust, Trust II, Trust III and the AlphaDEX(R) Trust

The Initial Trust, Trust II, Trust III and the AlphaDEX(R) Trust are each open-end management investment companies organized as Massachusetts business trusts. The Initial Trust, Trust II, Trust III and the AlphaDEX(R) Trust are, and each future Trust will be, registered under the 1940 Act with the Commission as open-end management investment companies and will offer and sell their respective Fund Shares pursuant to registration statements filed with the Commission under the 1940 Act and the Securities Act. The Initial Trust, Trust II, Trust III and the AlphaDEX(R) Trust are each organized to be able to offer a number of separate investment portfolios (i.e., Funds). As of the date of the filing of this Application, Trust III has no series with publicly outstanding shares.(6) The Initial Trust, Trust II and the AlphaDEX(R) Trust all currently have series with publicly outstanding shares; however, pursuant to relief previously granted by the Commission,(7) all of such series invest in portfolio securities selected to correspond to the price and yield performance of a particular Domestic Equity Index or International Equity Index.

The Initial Trust currently intends to offer one series which will be a New Index Fund, as described below (the "Initial Fund").

Each of the New Index Funds intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

         2. The Advisor and Fund Subadvisors

The Advisor or an entity controlling, controlled by or under common control with the Advisor will be the investment adviser to the New Index Funds. The Advisor is an Illinois limited partnership, with its principal office located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Advisor is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Advisor has not yet entered, but may in the future enter, into sub-advisory agreements with one or more additional investment advisers to act as "sub-advisers" with respect to particular New Index Funds (each, a "Fund Subadvisor"). Any Fund Subadvisor will be registered under the Advisers Act.

_______________
(6) On January 29, 2010, Trust III filed a registration statement on Form N-1A (amended on February 24, 2010 and currently pending), in respect of two initial series, each an actively managed exchange-traded fund.
(7) See supra note 1. The Applicants have also received exemptive relief to permit certain Trusts to offer series that operate as actively managed exchange-traded funds. See Investment Company Act Rel. Nos. 28421 (September 29, 2008) (notice) and 28468 (October 27, 2008) (order).


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         3. The Distributor

First Trust Portfolios L.P., an Illinois limited partnership, will serve as the principal underwriter and distributor for each of the New Index Funds. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and a member in good standing of the Financial Industry Regulatory Authority ("FINRA"). The Distributor is an affiliated person of the Advisor within the meaning of Section 2(a)(3)(C) of the 1940 Act.

          4. Other Service Providers

Each Trust expects to appoint an entity or entities that are not affiliated persons of the respective Trust to provide administrative, custodial, transfer agency, fund accounting, dividend disbursing and securities lending (if applicable) functions for the New Index Funds. The identity of such service providers will be disclosed in the Prospectus and/or statement of additional information ("SAI") for each New Index Fund. Each Trust and any securities lending agent will comply with the Commission staff's guidelines regarding the lending of portfolio securities of an open-end investment company. The entity providing custodial services is hereafter the "Custodian" and the entity serving as transfer agent for the respective New Index Funds is hereafter the "Transfer Agent."

B. THE NEW INDEX FUNDS, THE UNDERLYING INDICES AND THE INITIAL FUND

          1. General

The New Index Funds, except as noted herein, will operate in a manner identical to that of the Domestic Equity Index Funds and International Equity Index Funds, as applicable, that were subject to the Prior Order.

Creation Unit Aggregations may vary in size from New Index Fund to New Index Fund, but will in each case be aggregations of at least 25,000 Fund Shares. The Applicants recognize that each Fund Share is issued by an investment company and, accordingly, the acquisition of any Fund Shares by an investment company, whether acquired from the New Index Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in a New Index Fund beyond those limitations.(8)

_______________
(8) The Initial Trust, Trust II, the AlphaDEX(R) Trust, the Advisor and the Distributor have received exemptive relief from Section 12(d)(1)(A) and
     (B) and Section 17(a) permitting, in part, certain investment companies and unit investment trusts to invest in shares of such existing Trusts beyond the limits of Section 12(d)(1)(A) and (B) of the 1940 Act. See Investment Company Act Rel. Nos. 27812 (April 30, 2007) (notice) and 27845 (May 30, 2007) (order) (the "Section 12(d)(1) Order"). The relief in the Section 12(d)(1) Order extends to any other registered open-end investment company created in the future and comprising part of the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as such existing Trusts and their series. Accordingly, the New Index Funds will rely on the relief granted in the Section 12(d)(1) Order.


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No entity that creates, compiles, sponsors or maintains an Underlying Index is or will be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person of the Trusts, the Advisor, the Distributor, any Fund Subadvisor, or promoter of any New Index Fund.

The investment objective of each New Index Fund will be to provide investment results that correspond, before fees and expenses, generally to the price and yield performance of the relevant Underlying Index. In seeking to achieve the respective investment objective of each New Index Fund, the Advisor or Fund Subadvisor (if any) may use a "replication" strategy or a "representative sampling strategy" to track its Underlying Index. Each New Index Fund's Prospectus will indicate whether the New Index Fund will follow a replication or a representative sampling strategy. A New Index Fund using a replication strategy will invest in substantially all of the component securities of its Underlying Index ("Component Securities") in the same approximate proportions as in the Underlying Index.

A New Index Fund that utilizes a representative sampling strategy will hold a basket of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. When using a representative sampling strategy, the Advisor or Fund Subadvisor (if any) will attempt to match the risk and return characteristics of a New Index Fund's Portfolio Securities to the risk and return characteristics of the Underlying Index. For each New Index Fund utilizing a representative sampling strategy, the Advisor will generally subdivide each Underlying Index into small categories of securities with similar features and characteristics. The Advisor or Fund Subadvisor (if any) will generally divide the Underlying Index into parameters that determine a particular Fixed Income Security's risk and expected return: e.g., duration, sector, credit rating, coupon and presence of any embedded options. After each security in the Underlying Index is assigned to a subcategory, the Advisor or Fund Subadvisor (if any) will begin to construct the New Index Fund's portfolio by selecting representative Fixed Income Securities from each subcategory. The representative sample of Fixed Income Securities chosen from each subcategory will be intended to closely correlate to the duration, sector, credit rating, coupon and option characteristics of the Underlying Index as a whole. The Advisor may include or exclude certain Fixed Income Securities to create a more tradable portfolio and improve arbitrage opportunities.(9)

There are many benefits to the employment of a sampling strategy with respect to the New Index Funds. For example, the Advisor or Fund Subadvisor (if any) can avoid Fixed Income Securities that are relatively expensive (i.e., Fixed Income Securities that trade at perceived higher prices or lower yields due to supply demand) but have the same relative risk, value, duration and other

_______________
(9) Each of the Underlying Indices may include Component Securities (and the respective Deposit Securities, as defined below) with embedded options. However, the Applicants expect that the Component Securities of each Underlying Index should, in general, be readily tradable on the market. To the extent a particular Fixed Income Security is less liquid than another Fixed Income Security with similar characteristics, the Advisor's sampling techniques should permit the Advisor to replace the less liquid Fixed Income Security with a more liquid Fixed Income Security. For these reasons, the Applicants do not believe that Fixed Income Securities with embedded options in the Underlying Indices or in Deposit Securities (as defined below) will have a material impact on the creation or redemption process, or the efficiency of the arbitrage mechanism for the New Index Funds.


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characteristics as less expensive Fixed Income Securities. In addition, the use of sampling techniques will permit the Advisor or Fund Subdvisor (if any) to exclude Fixed Income Securities that it believes will soon be deleted from the Underlying Index. The Advisor or Fund Subadvisor (if any) can also avoid holding Fixed Income Securities it deems less liquid than other Fixed Income Securities with similar characteristics, which facilitates a more tradable portfolio. Lastly, the Advisor or Fund Subadvisor (if any) can develop a basket of Component Securities that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

The use of sampling strategies may prevent a New Index Fund from tracking its Underlying Index with the same degree of accuracy as would an investment fund that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. However, the Applicants anticipate that, over time, each New Index Fund will have a tracking error relative to the performance of its respective Underlying Index of no more than five percent (5%), net of fees and expenses. Adjustments will be made in the portfolio of each New Index Fund in accordance with changes in the composition of its respective Underlying Index or to maintain RIC compliance.

Under the Prior Order, the respective applicants stated that each Equity Index Fund would invest at least 90% of its total assets in Component Securities that comprise the relevant Underlying Index (and, as applicable, Depositary Receipts representing such securities). An Equity Index Fund may also invest up to 10% of its assets (the "10% Asset Basket") in certain futures, options and swap contracts, cash and cash equivalents, other exchange-traded funds, as well as in stocks not included in its Underlying Index, but which the Advisor or Fund Subadvisor (if any) believes will help the Equity Index Fund track its Underlying Index. The Applicants wish to amend the Prior Order to provide that each Equity Index Fund and New Index Fund generally will invest at least 80% or 90% of its total assets, as disclosed in the relevant Prospectus, in the Component Securities that comprise the relevant Underlying Index, Depositary Receipts, and investments that have economic characteristics that are substantially identical to the economic characteristics of such Component Securities. However, a Fund may at times invest up to 20% of its total assets in certain derivatives (including without limitation futures, options and swap contracts), currencies, commodities, cash and cash equivalents, including U.S. and non-U.S. money market funds, other exchange-traded funds, including other Funds,(10) as well as securities not included in its Underlying Index, but which the Advisor (or applicable Fund Subadvisor) believes will help the Fund track its Underlying Index (collectively, the "Other Investments"). At all times, a Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities, Depositary Receipts, and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities.

          2. The Initial Fund

_______________
(10) Any investments by a Fund in any other investment company shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in such other investment company beyond those limitations.


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It is currently intended that the Initial Fund will be named the First Trust Dow
Jones Corporate Bond Index Fund, although the name may be changed in the future. It is currently anticipated that the investment objective of the Initial Fund will be to seek investment results that correspond generally to the price and yield (before the Initial Fund's fees and expenses) of a Domestic Fixed Income Index known as the Dow Jones Corporate Bond Index (the "Initial Index"); the Initial Index is briefly described in Appendix B. The Initial Fund is expected to invest at least 90% of its assets in Fixed Income Securities that comprise the Initial Index. The Initial Fund will attempt to replicate, before fees and expenses, the performance of the Initial Index. In seeking to achieve the Initial Fund's investment objective, the Initial Fund generally will invest in all of the Component Securities comprising the Initial Index in proportion to their weightings in the Initial Index.

The Initial Fund may modify its investment objective and the Advisor may modify its methodology for the Initial Fund as it determines appropriate or necessary in pursuing the Initial Fund's investment objective. The Initial Fund, except as noted herein, will operate in a manner identical to that described in the Prior Applications.

C.       EXCHANGE LISTING

Fund Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. The Distributor will not maintain a secondary market in the Fund Shares. As long as the respective Trust operates in reliance on the Amended Order, the Fund Shares will be listed on an Exchange.

D.       CREATION AND REDEMPTION OF CREATION UNIT AGGREGATIONS

The procedures for the creation and redemption of Creation Unit Aggregations of the New Index Funds will operate in a manner identical to the Equity Index Funds that are subject to the Prior Order except as described herein. New Blended Index Funds will use both the procedures discussed below (which predominately apply to Fixed Income Securities) and in the Prior Applications (which apply to Equity Securities), as applicable.

         1. Sales and Redemptions of Fund Shares. As described in the Prior Applications, each New Index Fund will sell Fund Shares to investors through Authorized Participants only in Creation Unit Aggregations through the Distributor on a continuous basis at the net asset value ("NAV") per share next determined after an order in proper form is received. The NAV of each New Index Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (ordinarily, 4:00 p.m. Eastern Time) on each Business Day. However, the NAV of certain New Index Funds may be determined prior to 4:00 p.m. Eastern Time on each Business Day. Orders to purchase and redeem Creation Unit Aggregations of the New Index Funds can only be placed by or through an Authorized Participant that has executed a Participant Agreement with the Distributor and the applicable Trust's Transfer Agent. For New Index Funds that utilize an "in-kind" process(11), a Creation Unit Aggregation will

_______________
(11) The "in-kind" process is generally the purchase of Creation Unit Aggregations in exchange for the deposit, by the investor through an


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generally be purchased or redeemed from the New Index Funds for a basket of
Deposit Securities or Fund Securities (as defined below) that corresponds pro rata, to the extent practicable, to the securities held by the New Index Funds plus a specified cash payment; however, in certain cases, there may be differences between a basket of Deposit Securities or Fund Securities (as defined below) and a true pro rata slice of a New Index Fund's portfolio.(12) Fund Securities (as defined below) received on redemption of a Creation Unit Aggregation may not be identical to Deposit Securities deposited in connection with purchases of Creation Unit Aggregations for the same day.

In addition, the New Index Funds may substitute a "cash-in-lieu" amount to replace any Deposit Security or Fund Security (as defined below) of a New Index Fund that is a "to-be-announced transaction" or "TBA Transaction." A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security (as defined below).(13)

Generally, standard purchase orders for Creation Unit Aggregations must be received by the New Index Fund's Transfer Agent or Distributor, as applicable, no later than the order cut-off time as described in the Participant Agreement (ordinarily, 4:00 p.m. Eastern Time) (the "Order Cut-Off Time") on the date the order is placed, in order for the purchase of Creation Unit Aggregations to be

_______________
     Authorized Participant of a particular portfolio of securities designated by the Advisor or Fund Subadvisor (if any) to correspond generally to the performance of the respective Underlying Index (the "Deposit Securities" and each a "Deposit Security"), together with the deposit or refund, as the case may be, of a specified cash payment ("Balancing Amount" -- collectively with the Deposit Securities, a "Portfolio Deposit"). In addition, Creation Unit Aggregations of New Index Funds may be purchased and redeemed entirely on a cash basis and a New Index Fund may permit or require an investor to substitute cash or a different security in lieu of depositing some or all of the Deposit Securities. For example, on days when a substantial rebalancing of a New Index Fund is required, the Advisor or Fund Subadvisor (if any) might prefer to receive cash rather than in-kind Fixed Income Securities so that it has the liquid resources at hand to make the necessary purchases. If a New Index Fund were to receive individual Fixed Income Securities "in-kind" on such a day, it would have to sell many of those Fixed Income Securities and immediately acquire new Fixed Income Securities to properly track its relevant Underlying Index, thus incurring transaction costs which could have been avoided (or at least minimized) if the New Index Fund had received payment for the Creation Unit Aggregations in cash.
(12) For example, in certain instances, a security may not be readily available. In addition, it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, which may account for certain differences between a basket of Deposit Securities or Fund Securities (as defined below) and a true pro rata slice of a New Index Fund's portfolio.
(13) The Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security (as defined below) of any New Index Fund.
(14) A custom order may be placed by an Authorized Participant in the event that the applicable Trust permits or requires the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting. A New Index Fund


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effected based on the NAV of the Fund Shares as next determined on such date. In the case of custom orders,(14) the purchase order for Creation Unit Aggregations must be received by the New Index Fund's Transfer Agent or Distributor, as applicable, no later than one hour prior to the Order Cut-Off Time (or such other time as specified in the New Index Fund's Prospectus).

As described in the Prior Applications, Beneficial Owners of Fund Shares must accumulate enough Fund Shares to constitute a Creation Unit Aggregation in order to redeem through a Trust. An order to redeem Creation Unit Aggregations of a New Index Fund may only be effected by or through an Authorized Participant. Creation Unit Aggregations will be redeemable at the NAV next determined after receipt of a request for redemption by a Trust. If the in-kind process is being utilized,(15) Fund Shares generally will be redeemed in Creation Unit Aggregations in exchange for a particular portfolio of securities ("Fund Securities" and individually a "Fund Security"). The Trust will redeem Fund Shares of each New Index Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and as provided by the Prior Order and the relief for New International Index Funds requested herein. Redemption requests must be received by the Order Cut-Off Time (ordinarily 4:00 p.m. Eastern Time) to be redeemed that day. In the case of custom redemptions,(16) the order must be received by the Transfer Agent or Distributor, as applicable, no later than 3:00 p.m. Eastern Time (or such other time as specified in the New Index Fund's Prospectus). The Advisor, Fund Subadvisor (if any) or applicable Trust's Custodian, through the NSCC, will make available immediately prior to the opening of business on the Exchange on each Business Day, the list of Deposit Securities (the "Creation List") which will be applicable to a purchase and the list of Fund Securities (the "Redemption List") that will be applicable (each subject to possible amendment or correction) to redemption requests received in proper form on that day. In some instances, the Creation List may differ from the Redemption List. The Creation List and the Redemption List may differ in order to assist the Advisor in rebalancing a New Index Fund (including when securities are held by the New Index Fund but not yet added to the Underlying Index or deleted from the relevant Underlying Index but not yet deleted from the New Index Fund's portfolio), as the result of corporate actions or due to regulated investment company compliance requirements.

         2. Settlement and Clearing. As with the settlement of certain Equity Index Fund transactions (such as Equity Funds investing in foreign equity securities), the New Index Funds will generally settle outside of the NSCC Continuous Net Settlement System (the "CNS System"). In particular, (i) U.S. government securities and any cash will clear and settle through the Federal

_______________
     may require custom orders for the purchase of Creation Unit Aggregations to be placed earlier in the day (for example, on days when the generally accepted close of the Exchange or the bond market occurs earlier than normal (such as the day before a holiday)). In addition, it is possible that orders to purchase Creation Unit Aggregations of a New Index Fund might not be accepted on a day when the bond markets are closed.
(15) Consistent with the Prior Applications, each New Index Fund will have the right to make redemption payments in cash, in-kind or a combination of each.
(16) Custom redemption orders may be placed by an Authorized Participant in the event that the applicable Trust permits or requires the substitution of an amount of cash to replace any Fund Securities which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction or otherwise at the discretion of the applicable Trust.


                                    12 of 38

Reserve System, (ii) Fund Shares of the New Index Funds, U.S. Equity Securities, and U.S. corporate and non-corporate (other than U.S. government) Fixed Income Securities will generally clear and settle through DTC(17), and (iii) non-U.S. Fixed Income Securities, non-U.S. Equity Securities and non-U.S. money market securities will generally clear and settle through the Custodian or the appropriate sub-custodian and Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Fund Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place. More specifically, creation transactions of New Index Funds will generally settle as follows: on the settlement date, an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate Fixed Income Securities (other than U.S. government securities) or U.S. Equity Securities through DTC to a DTC account maintained by the New Index Funds' Custodian or sub-custodian, Deposit Securities that are U.S. government securities, together with any Balancing Amount, to the Custodian through the Federal Reserve System and Deposit Securities that are non-U.S. Fixed Income Securities, non-U.S. Equity Securities and non-U.S. money market securities through Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction to an account maintained by the Custodian or sub-custodian. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more of the Deposit Securities, required collateral), and the receipt of any Balancing Amount, the Custodian will notify the Distributor and the Advisor. The Trust will issue Creation Unit Aggregations of Fund Shares and the Custodian will deliver the Fund Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of a redemption transaction essentially reverses the process described above. After a New Index Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Unit Aggregations to the Custodian through DTC, the New Index Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Amount. On the settlement date, assuming the Custodian has verified receipt of the Creation Unit Aggregations, the Custodian will transfer Fund Securities through the appropriate channels.

DTC or its nominee will be the record or registered owner of all outstanding Fund Shares. Beneficial ownership of Fund Shares will be shown on the records of DTC or DTC Participants. Fund Shares will be registered in book-entry form only, which records will be kept by DTC.

Fund Shares of each New Index Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to Equity Index Funds using the CNS System, Creation Unit Aggregations may be deposited or charged to the Authorized Participants' DTC accounts through the CNS System. Since creation/redemption transactions for Fund Shares of the New Index Funds will generally not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to

_______________
(17) To the extent creation and redemption transactions for Fund Shares of the New Index Funds can clear and settle through the CNS System, Creation Unit Aggregations may be deposited or charged to the Authorized Participants' DTC accounts through the CNS System.


                                    13 of 38
cover the failed delivery of Deposit Securities in connection with an in-kind creation of Fund Shares. In case of a failed delivery of one or more Deposit Securities, the New Index Funds will hold the collateral until the delivery of such Deposit Securities. The New Index Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fund's side of the transaction (the issuance of Fund Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Securities (or collateral for failed Deposit Securities) and Balancing Amount. In the case of redemption transactions, the New Index Funds will be protected from failure to receive Creation Unit Aggregations because the Custodian will not effect the New Index Fund's side of the transaction (the delivery of Fund Securities and the Cash Redemption Amount) until the New Index Fund's Transfer Agent has received confirmation of receipt of the Authorized Participant's incoming Creation Unit Aggregations. In order to simplify the transfer agency process and align the settlement of Fund Shares with the settlement of the Deposit Securities and Fund Securities, the New Index Funds plan to settle transactions in U.S. Equity Securities, U.S. government securities, corporate Fixed Income Securities and non-corporate Fixed Income Securities (other than U.S. government securities) and Fund Shares on the same T+3 (as described below) settlement cycle.

The Applicants do not believe that the clearing and settlement process will affect the arbitrage of Fund Shares of the New Index Funds.(18)

E.       PRICING

The trading and pricing of Fund Shares in the secondary market will occur in a manner identical to the trading and pricing of the Equity Index Funds that are subject to the Prior Order.

F.       AVAILABILITY OF INFORMATION REGARDING NEW INDEX FUND SHARES AND
         THE INDEX

Except as noted herein, the Applicants expect that information regarding the New Index Funds and the Underlying Indices will be made available as described in the Prior Applications.

_______________
(18) The Applicants note that Fund Shares of the New Index Funds typically will trade and settle on a trade date plus three Business Days ("T+3") basis. Where this occurs, the Applicants believe that Fund Shares of each New Index Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Fund Shares' T+3 settlement date. As with other investment companies, the 1940 Act requires the New Index Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the New Index Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Fund Shares of the New Index Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, the Applicants anticipate that such Fund Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. The Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the New Index Funds. The Specialists or Market Makers (as defined in the Prior Applications) and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual Fixed Income Security or baskets of Fixed Income Securities.


                                    14 of 38

         1. General. The Applicants intend that, on each Business Day, the Creation List, the Redemption List, the Balancing Amount and Cash Redemption Payment effective as of the previous Business Day, per outstanding Fund Share, will be made available. The Advisor, the Custodian or an administrator, if applicable, intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the Exchange. An amount per Fund Share representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per Fund Share basis, will be disseminated every 15 seconds by the Exchange or a major market data vendor during the Exchange's regular trading hours through the facilities of the Consolidated Tape Association. The Exchange will not be involved in, or responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. Neither a Trust nor any New Index Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy. The Underlying Indices for the New Index Funds will generally be calculated and published once a day, not every 15 seconds during the day. Each New Index Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit Aggregation as well as information regarding the Balancing Amount. The NAV for each New Index Fund will be calculated and disseminated daily. In addition, a website that will include each New Index Fund's Prospectus, summary prospectus and SAI, the applicable Underlying Index, the prior Business Day's NAV and the mid-point of the bid-ask spread at the time of calculation of the NAV (the "Bid/Ask Price") and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV, the Component Securities of the applicable Underlying Index and a description of the methodology used in its computation will be maintained. The website will be publicly available prior to the public offering of Fund Shares. The Bid/Ask Price of a New Index Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund's NAV.

End of day prices of the New Index Fund's Deposit Securities are readily available from various sources such as national exchanges, automated quotation systems, published or other public sources or on-line information services such as Interactive Data Corporation, Bloomberg or Reuters. Similarly, information regarding market prices and volume of Fund Shares will be broadly available on a real time basis throughout the trading day. The previous day's closing price and volume information for the Fund Shares will be published daily and available for publication by various media of general circulation, such as newspapers. In addition, the Applicants expect, given the past history of shares of other exchange-traded funds, that Fund Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Fund Shares. In conclusion, Exchange listing of Fund Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

         2. Information Regarding Certain New Index Funds Investing in Other Investments. The NSCC's system for the receipt from and dissemination to its participants of a portfolio composition file ("PCF") (which includes information pertaining to, among other things, Deposit Securities and Fund Securities), was generally designed for portfolios consisting entirely of Equity Securities or Fixed Income Securities, and cash and money market instruments. As a result, it is not currently capable of processing information with respect to certain of


                                    15 of 38
the Other Investments (described in Section II.B.1 of this Application) that certain New Index Funds may hold, although Applicants expect that it may become so in the future. Therefore, to the extent that it determines necessary or advisable, the Advisor may develop what it calls an "IIV File,"(19) which it may use to disclose such New Index Funds' holdings of such Other Investments until such time (or perhaps longer, if the applicable Trust deems it advisable) as the NSCC's PCF system can process such information regarding such Other Investments. The applicable Trust, the Advisor or the Fund Subadvisor (if any) would post the IIV File to a password-protected website before the opening of business on each Business Day, and all Authorized Participants would have access to the password and the website containing the IIV File.(20) The IIV File would contain as relevant, information sufficient by itself or in connection with the PCF for market participants to calculate the New Index Fund's IIV and effectively arbitrage the Fund. For example, if a New Index Fund held swaps, futures contracts and Fixed Income Securities, it is expected that information including the following would be provided in the IIV File: (A) the total value of the Fixed Income Securities held by the Fund, (B) the notional value of the swaps held by the Fund (together with certain additional related information), (C) the most recent valuation of the swaps held by the Fund, (D) the notional value of any futures contracts (together with certain additional related information),
(E) the number of futures contracts held by the Fund (together with certain additional related information), (F) the most recent valuation of the futures contracts held by the Fund, (G) the Fund's total assets and the total shares outstanding, and (H) a "net other assets" figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund's financial instruments through the end of the Business Day immediately preceding the publication of the IIV File. To the extent that any New Index Fund held cash or money market instruments about which information is not available in a PCF, information regarding such cash and money market instrument positions could be disclosed in the IIV File for such Fund.

If an IIV File is developed with respect to any New Index Fund, it is intended that the information in the IIV File, together with the information on Equity Securities (if any), Fixed Income Securities (and any other securities) contained in the PCF, which would be prepared at the end of each Business Day, would be sufficient for participants in the NSCC system to calculate the IIV for the Fund on the next Business Day. The IIV File would also be the basis for the next Business Day's NAV calculation.

To the extent applicable, the Exchange or a major market data vendor would calculate the IIV throughout the trading day for each applicable New Index Fund by (i) calculating the current value of all Equity Securities and/or Fixed Income Securities held by the Fund, (ii) calculating the estimated cash and cash equivalents held by the Fund, (iii) calculating the marked-to-market gains or losses relating to the applicable Other Investments held by the Fund, if any,
(iv) adding the current value of (i) through (iii) to arrive at a value and (v)

_______________
(19) The term "IIV" refers to a Fund's "Indicative Intra-Day Value." The IIV is generally designed to provide investors with an intra-day reference value which can be used in connection with other related market information.
(20) Authorized Participants that are not also NSCC members may have to either join NSCC or pay a third-party data vendor to obtain PCF information made available through the facilities of NSCC. Applicants understand that certain Exchanges receive PCF files from the NSCC.


                                    16 of 38
dividing that value by the total Shares outstanding to obtain the current IIV for the Fund. The Exchange will not guarantee the accuracy or completeness of any IIV. Neither the applicable Trusts, nor the New Index Funds, the Advisor or any Fund Subadvisor would be responsible for the calculation or dissemination of the IIV; therefore, they will make no warranty as to its accuracy or its usefulness.

G.       SALES AND MARKETING MATERIALS; PROSPECTUS DISCLOSURE

Subject to Section II.H, the Applicants expect that, with respect to the New Index Funds' Prospectus, SAI and shareholder reports, and any marketing or advertising materials, the approach regarding disclosure will be as described in the Prior Applications.

  H. DELETION OF RELIEF IN THE PRIOR ORDER FROM SECTION 24(d) UNDER THE 1940 ACT AND CHANGES TO DISCLOSURE REQUIREMENTS

As stated above, the Applicants seek to amend the Prior Order to delete the relief granted to Applicants from Section 24(d) of the 1940 Act. The Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under the Summary Prospectus Rule should supplant any need by a Fund to use a Product Description. The Applicants also note that, to date, no Fund has utilized a Product Description. The deletion of the relief granted with respect to Section 24(d) of the 1940 Act from the Prior Order will also result in the deletion of related discussions in the Prior Applications and revision of the Prior Applications to delete references to the Product Description including in the conditions.

The Applicants also seek to amend the terms and conditions of the Prior Applications to provide that all representations and conditions contained in the Prior Applications and this Application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. The Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Prior Applications and this Application is warranted because the Commission's amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission's view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund.


                       III. IN SUPPORT OF THE APPLICATION

Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act:

         "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of... [the 1940 Act]."


                                    17 of 38

Section 17(b) provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

         "the terms of the proposed transaction...are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned...and the proposed transaction is consistent with the general purposes of [the 1940 Act]."

As noted above, the Applicants intend to operate the New Index Funds in a manner substantially similar to the operation of the Equity Index Funds for which the Commission has issued the Prior Order, with the exception of procedures described in this Application that would be required or appropriate in order for each New Index Fund to hold Fixed Income Securities and Other Investments. The Prior Order provided a basis for exemptions under Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, in accordance with Section 6(c) of the 1940 Act, and for exemptions from Section 17(a) of the 1940 Act in accordance with Sections 6(c) and 17(b) of the 1940 Act, in each case with respect to an Equity Index Fund covered by the Prior Order. The Applicants believe that the basis for granting the aforementioned exemptions is equally applicable here. In that regard, and more specifically with respect to New International Index Funds, because the settlement of redemptions of Creation Unit Aggregations or for transferring Portfolio Securities held by New International Index Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles present in markets where those New International Index Funds invest (as in the case of International Index Funds, as defined in the Amended Application, investing in foreign equity securities, as defined in the Amended Application), the Applicants request relief from Section 22(e) of the 1940 Act for the same reasons, and to the same extent, as described in the Amended Application.

The Applicants further believe that Fund Shares of the New Index Funds afford significant benefits in the public interest. Among other benefits, availability of Fund Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Fund Shares, a low-cost market-based product that can be traded throughout the day at prices that reflect minute by minute conditions rather than end of day prices; provide investors with an opportunity to diversify their portfolios by purchasing Fixed Income Securities at a lower cost and with lower transaction costs than if they purchased individual mutual funds with similar objectives; provide a security that should be freely available in response to market demand; and provide a more tax-efficient investment vehicle than most traditional mutual funds or closed-end funds.


                                    18 of 38

                                  IV. PRECEDENT

The Applicants' requested relief is substantially similar to the relief granted by the Commission in the Prior Order(21) and to that granted to other open-end management investment companies.(22)


                          V. REQUEST FOR AMENDED ORDER

As described above, the requested relief is (1) substantially similar to the relief previously granted by the Commission to other open-end management investment companies that offer exchange-traded funds that invest in (i) Fixed Income Securities, (ii) combinations of Equity Securities and Fixed Income Securities, or (iii) the investments described in (i) or (ii) together with Other Investments, and (2) substantially similar to the relief granted by the Commission with respect to the Equity Index Funds in the Prior Order. Accordingly, the Applicants respectfully request that the Commission grant relief to the extent described herein. Specifically, the Applicants hereby request that the Commission grant the Amended Order for exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940
Act pursuant to Section 6(c) of the 1940 Act, as well as an exemption from
Section 17(a) of the 1940 Act pursuant to Section 17(b) and Section 6(c) of the 1940 Act, as described herein.


                        VI. CONDITIONS TO THE APPLICATION

The Applicants agree that the Amended Order would be subject to the following conditions:(23)

          1. Each Fund's Prospectus will clearly disclose that, for purposes of the 1940 Act, Fund Shares are issued by the Fund, which is a registered investment company, and the acquisition of Fund Shares by investment companies

_______________
(21) See supra note 1.
(22) See, e.g., In the Matter of Arrow Investment Advisers, LLC, et al., Investment Company Act Rel. Nos. 28852 (August 25, 2009) (notice) and 28910 (September 22, 2009) (order); In the Matter of Rafferty Asset Management, LLC, et al., Investment Company Act Rel. Nos. 28379 (September 12, 2008) (notice) and 28434 (October 6, 2008) (order), amended by Investment Co. Act Rel. Nos. 28889 (August 27, 2009) (notice) and 28905 (September 22, 2009) (order); In the Matter of Pacific Investment Management Company LLC, et al., Investment Company Act Rel. Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009)
     (order); In the Matter of Van Eck Associates Corporation, et al., Investment Company Act Rel. Nos. 28007 (September 28, 2007) (notice) and 28021 (October 24, 2007) (order); In the Matter of Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Rel. Nos. 27982 (September 26, 2007) (notice) and 28019 (October 23, 2007)
     (order); In the Matter of HealthShares, Inc., et al., Investment Company Act. Rel. Nos. 27916 (July 27, 2007) (notice) and 27930 (August 20, 2007) (order); In the Matter of ETF Advisors Trust, et al., Investment Company Act Rel. Nos. 25725 (September 3, 2002) (notice) and 25759 (September 27, 2002) (order); and In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Rel. Nos. 25594 (May 29, 2002) (notice) and 25622 (June 25, 2002) (order).
(23) All representations and conditions contained in this Application and in the Prior Applications that require a Fund to disclose particular information in its Prospectus and/or annual report shall be modified to the extent necessary to permit the Fund to comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (January 13, 2009).


                                    19 of 38
is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in the Fund beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.

          2. As long as a Trust operates in reliance on the requested order, the Fund Shares will be listed on an Exchange.

          3. Neither a Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund. Each Fund's Prospectus will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only.

          4. The website maintained for a Trust, which is and will be publicly accessible at no charge, will contain the following information, on a per Fund Share basis, for each Fund: (a) the prior Business Day's NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

          5. The Fund's Prospectus and annual report for each Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Fund's Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Fund Share basis for one, five and ten year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.


                                    20 of 38

                            VII. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f), the following are the names and addresses of the
Applicants:

                    First Trust Advisors L.P.
                    First Trust Portfolios L.P.
                    First Trust Exchange-Traded Fund
                    First Trust Exchange-Traded Fund II
                    First Trust Exchange-Traded Fund III
                    First Trust Exchange-Traded AlphaDEX(R) Fund
                    120 East Liberty Drive
                    Suite 400
                    Wheaton, Illinois  60187


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


All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

                                        FIRST TRUST EXCHANGE-TRADED FUND

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President


                                        FIRST TRUST EXCHANGE-TRADED FUND II

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President


                                        FIRST TRUST EXCHANGE-TRADED FUND III

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:    Initial Trustee


                                        FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                           FUND

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President


                                        FIRST TRUST ADVISORS L.P.

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:     President


                                        FIRST TRUST PORTFOLIOS L.P.

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President


Dated:  March 26, 2010


                                    22 of 38

                       VIII. AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P., pursuant to the general authority vested in him as President.


                                        FIRST TRUST ADVISORS L.P.

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President


Dated:  March 26, 2010


                                    23 of 38

                        IX. AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II and First Trust Exchange-Traded AlphaDEX(R) Fund (the "Existing Trusts"). James A. Bowen is authorized to sign and file this document on behalf of the Existing Trusts, pursuant to the general authority vested in him as President and pursuant to resolutions adopted by the respective Boards of Trustees which are attached as Appendix A-1. Such resolutions continue to be in force and have not been revoked through the date hereof.


                                        FIRST TRUST EXCHANGE-TRADED FUND
                                        FIRST TRUST EXCHANGE-TRADED FUND II
                                        FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                           FUND

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President


Dated:  March 26, 2010


                                    24 of 38

                         X. AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Exchange-Traded Fund III (the "Trust"). James A. Bowen is authorized to sign and file this document on behalf of the Trust, pursuant to the resolutions adopted by the written consent of the sole initial trustee which are attached as Appendix A-2. Such resolutions continue to be in force and have not been revoked through the date hereof.


                                        FIRST TRUST EXCHANGE-TRADED FUND III

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President


Dated: March 26, 2010

                                    25 of 38

                        XI. AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Portfolios L.P., pursuant to the general authority vested in him as President.


                                        FIRST TRUST PORTFOLIOS L.P.

                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President


Dated:  March 26, 2010


                                    26 of 38

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is President of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen


                                    27 of 38

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

         In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III and FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND; that he is President or sole initial trustee, as applicable, of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                             Name:  James A. Bowen


                                    28 of 38

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is President of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By:  /s/  James A. Bowen
                                            -----------------------------------
                                            Name:  James A. Bowen


                                    29 of 38

                                XII. APPENDIX A-1

         THE BOARDS OF TRUSTEES OF THE FIRST TRUST EXCHANGE-TRADED FUND,
                     THE FIRST TRUST EXCHANGE-TRADED FUND II
                 AND THE FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                   FUND EACH ADOPTED THE FOLLOWING RESOLUTIONS

                  WHEREAS, the First Trust Exchange-Traded Fund, First Trust Advisors L.P. and First Trust Portfolios L.P. previously received an order (the "Original Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Fund Shares") redeemable in large aggregations only ("Creation Unit Aggregations"); (b) secondary market transactions in Fund Shares to occur at negotiated market prices; (c) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Unit Aggregations; and (d) the sales of Fund Shares by dealers in the secondary market unaccompanied by a prospectus when prospectus delivery is not otherwise required by the Securities Act of 1933; and

                  WHEREAS, under the Original Order, the Funds therein were permitted to invest in equity securities selected to correspond generally to the price and yield performance of specified domestic equity indices and to offer exchange-traded Fund Shares with limited redeemability; and

                  WHEREAS, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded AlphaDEX(R) Fund (collectively, the "Trusts"), First Trust Advisors L.P. and First Trust Portfolios L.P. received an order (the "Amended Order") amending the Original Order, in relevant part, to extend the relief to permit new exchange-traded funds based on foreign equity securities indices. The Original Order as amended by the Amended Order is the "Prior Order"; and

                  WHEREAS, the Prior Order granted relief not only to the trusts named in the application and series thereof, but also to certain other open-end management companies created in the future and series thereof that may track the price and yield performance of a domestic or foreign equity securities index; and


                                    30 of 38

                  WHEREAS, the Prior Order also requires that the Funds relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities (collectively, "Equity Securities") and invest at least 90% of their respective assets in the securities that comprise the relevant index (the "90% threshold"); and

                  WHEREAS, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded Fund III, and the First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Advisors L.P. and First Trust Portfolios, L.P. seek additional exemptive relief to amend the Prior Order to, among other things, establish one or more existing or future series that may invest all or a portion of their assets in fixed income securities traded in the U.S. or non-U.S. markets or in a combination of fixed income, equity securities and/or other assets; and to amend the 90% threshold to permit the applicable funds relying on the relief to invest at least 80% or 90% of their total assets in the securities that comprise the relevant index;

                  NOW THEREFORE BE IT RESOLVED, that James A. Bowen and any other appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Trust and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit existing and future series of the Trusts to invest all or a portion of their assets in domestic or foreign fixed income securities traded in the U.S. or non-U.S. markets or in a combination of fixed income, equity securities and/or other assets; to invest at least 80% or 90% of their total assets, as described in the relevant prospectus, in the securities that comprise the applicable index; to amend certain disclosure requirements required in the Prior Order and eliminate the relief from
         Section 24(d) of the 1940 Act; and to extend the relief granted to any other existing or future registered investment company advised by First Trust Advisors L.P. or an entity controlling, controlled by or under common control with First Trust Advisors L.P. and its existing or future series; and

                  FURTHER RESOLVED, that James A. Bowen and any other appropriate officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as he or she deems


                                    31 of 38
         necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described
         Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                  FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Trust is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.


                                    32 of 38

                               XIII. APPENDIX A-2

      THE SOLE INITIAL TRUSTEE OF THE FIRST TRUST EXCHANGE-TRADED FUND III
              ADOPTED THE FOLLOWING RESOLUTIONS BY WRITTEN CONSENT

                  WHEREAS, the First Trust Exchange-Traded Fund, First Trust Advisors L.P. and First Trust Portfolios L.P. previously received an order (the "Original Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Fund Shares") redeemable in large aggregations only ("Creation Unit Aggregations"); (b) secondary market transactions in Fund Shares to occur at negotiated market prices; (c) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Unit Aggregations; and (d) the sales of Fund Shares by dealers in the secondary market unaccompanied by a prospectus when prospectus delivery is not otherwise required by the Securities Act of 1933; and

                  WHEREAS, under the Original Order, the Funds therein were permitted to invest in equity securities selected to correspond generally to the price and yield performance of specified domestic equity indices and to offer exchange-traded Fund Shares with limited redeemability; and

                  WHEREAS, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Advisors L.P. and First TrusT Portfolios L.P. received an order (the "Amended Order") amending the Original Order, in relevant part, to extend the relief to permit new exchange-traded funds based on foreign equity securities indices. The Original Order as amended by the Amended Order is the "Prior Order"; and

                  WHEREAS, the Prior Order granted relief not only to the trusts named in the application and series thereof, but also to certain other open-end management companies created in the future and series thereof that may track the price and yield performance of a domestic or foreign equity securities index; and

                  WHEREAS, the Prior Order also requires that the Funds relying on it invest primarily in equity securities traded in


                                    33 of 38
         the United States markets and/or foreign equity securities (collectively, "Equity Securities") and invest at least 90% of their respective assets in the securities that comprise the relevant index (the "90% threshold"); and

                  WHEREAS, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded Fund III ("ETF III"), and the First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Advisors L.P. and First Trust Portfolios, L.P. seek additionaL exemptive relief to amend the Prior Order to, among other things, establish one or more existing or future series that may invest all or a portion of their assets in fixed income securities traded in the U.S. or non-U.S. markets or in a combination of fixed income, equity securities and/or other assets; and to amend the 90% threshold to permit the applicable funds relying on the relief to invest at least 80% or 90% of their total assets in the securities that comprise the relevant index;

                  NOW THEREFORE BE IT RESOLVED, that James A. Bowen and any other appropriate officer of ETF III be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of ETF III and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit existing and future series of ETF III to invest all or a portion of its assets in domestic or foreign fixed income securities traded in the U.S. or non-U.S. markets or in a combination of fixed income, equity securities and/or other assets; to invest at least 80% or 90% of their total assets, as described in the relevant prospectus, in the securities that comprise the applicable index; to amend certain disclosure requirements required in the Prior Order and eliminate the relief from
         Section 24(d) of the 1940 Act; and to extend the relief granted to any other existing or future registered investment company advised by First Trust Advisors L.P. or an entity controlling, controlled by or under common control with First Trust Advisors L.P. and its existing or future series; and

                  FURTHER RESOLVED, that James A. Bowen and any other appropriate officer of ETF III be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of ETF III such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her


                                    34 of 38
         authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                  FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, ETF III is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.


                                    35 of 38

                                 XIV. APPENDIX B


                          DESCRIPTION OF INITIAL INDEX

The information set forth below is based on the Guide to the Dow Jones Corporate Bond Index (June 2009) and other information provided by Dow Jones & Company.

INTRODUCTION

Developed by Ryan Labs, the Initial Index is an equally weighted basket of 96 recently issued investment-grade corporate bonds with laddered maturities. The objective of the Initial Index is to capture the return of readily tradable, high-grade U.S. corporate bonds. The Initial Index reflects the market performance, on a total-return basis, of investment-grade bonds issued by companies in the U.S. corporate bond market.

METHODOLOGY

MATURITY CELLS

The Initial Index has four maturity cells and a composite index.

                         2 year    =     1.50 - 3.49 years
                         5 year    =     3.50 - 7.49 years
                        10 year    =     7.50 - 17.49 years
                        30 year    =    17.50 + years

SECTORS

The selection universe for the Initial Index consists of all U.S. issued corporate bonds rated Baa or better by Moody's Investors Service. Bonds that qualify for inclusion in the universe are then classified into one of three investment sectors:

       o Financial
       o Utilities/Telecom
       o Industrial

The financial sector includes banks, insurance companies and financial service companies. The utilities/telecom sector includes gas companies, electric companies, water companies, and both fixed-line and mobile telephone companies. The industrial sector includes companies in all other industries.


                                    36 of 38

CONSTRAINTS

         o  Bonds must be issued in U.S. dollars.
         o An issuer may have up to four bonds in each sector, but no more than one in each maturity cell.
         o In order to enter a maturity cell, a bond's remaining time to maturity must be at least six months longer than the minimum maturity horizon for that cell. A bond already in a cell may remain until the end of the month prior to the month its maturity would fall below the Initial Index's minimum.
         o  Only option-free (bullet bonds) are eligible. Structured notes, bonds with embedded puts, and bonds with call
            provisions and sinking funds are excluded from the Initial
            Index. Make-whole bonds are included because they do not have scheduled call dates and the redemption feature is not interest rate driven.
         o A bond must retain its investment-grade rating to remain in the Initial Index.
         o Zero-coupon corporate bonds are excluded to avoid average statistics distortion.
         o Must be registered with the Commission. 144A and convertible bonds are excluded.
         o  Bonds are selected at month end.

DISSEMINATION

The Initial Index return and statistics are available at approximately 5:30 p.m. Eastern Time.

WEIGHTING

All issues in the Initial Index are equally weighted in the maturity cells, the industry sectors and the overall index. The Total Composite Index will at all times contain 96 bonds, with 32 bonds in each industry sector and eight bonds in each maturity cell.


INDEX CONSTRUCTION

All corporate bonds that meet the constraints are included in the selection universe for the Initial Index.


PERIODIC REVIEW

INDEX COMPOSITION

Because Ryan Labs testing showed that the key issues of each maturity were the largest, most liquid issues, index composition is reviewed at month end to take into account changes in the marketplace, with the goal of holding in the Initial Index the eight largest and most liquid bonds per maturity for each industry for the following calendar month. All issues in the Initial Index would remain in


                                    37 of 38
the Initial Index until the month-end review, regardless of market condition changes. Factors involved in the review process include: (i) new issues; (ii) credit rating changes; (iii) maturity of the issues; and (iv) changes in outstanding amounts.

BONDS IN FINANCIAL DISTRESS

Dow Jones reserves the right to remove any issue from the Initial Index at any time in response to any news that would adversely affect the solvency and liquidity of that issue. If such an event (including but not limited to a bankruptcy filing or a cut in the bond's rating that drops it below investment grade) occurs, the securities that are removed will not be replaced in the Initial Index until the next month-end index rebalancing.


                                    38 of 38